EXHIBIT 21.1

Subsidiaries of the Company

At December 31, 2011

State or Jurisdiction of Organization	Subsidiaries	Ownership%
Delaware	COG Operating LLC	100%
Delaware	Concho Oil & Gas LLC	100%
Texas	Quail Ranch LLC	100%
Texas	COG Realty LLC	100%
Texas	COG Holdings LLC	100%
Texas	Delaware River SWD, LLC	100%
Texas	COG Production, LLC	100%
Texas	COG Acreage, LP	100%